Room 4561

June 6, 2006

Robert C. Ogden
Chief Financial Officer and Secretary
SAN Holdings, Inc.
9800 Pyramid Court, Suite 130
Englewood, CO 80112

Re: SAN Holdings, Inc.
        Preliminary Proxy Statement on Schedule 14A filed May 9, 2006
        File No. 0-16423

Dear Mr. Ogden:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   We note from your disclosure on pages 28-30 that Sun Solunet LLC holds 58.4% of your outstanding common stock and currently has 6 affiliates on your board of directors. We also note your disclosure on page 8 that states Sun Solunet is contractually obligated to vote in favor of proposals 2 and 3. Finally, we note that five of the nine directors up for election in proposal 1 are affiliates of Sun Solunet. Please revise your letter to shareholders and Q&A section to prominently disclose this information.   Please also revise to prominently disclose the percentage of outstanding stock of the company that may be owned by Sun Solunet upon conversion of the preferred stock and warrants, once sufficient shares are authorized.

Proposal No. 1, page 9

2.   Revise the second paragraph to indicate, if known, how Sun Solunet will vote its shares on this proposal. If you have any reason to believe that the election of certain director nominees will not be supported by Sun Solunet, so indicate. Please also revise to highlight that five of the nine nominees are affiliates of Sun Solunet. See Item 401(a) of Regulation S-K.

Proposal No. 2, page 11

Background

3.   Revise to provide the basic terms of the unregistered offering of Series A Preferred Stock and Warrants to which you refer. This disclosure should include the dates the transaction(s) took place, the material terms (i.e., the purchase price, the number of shares/warrants issued, etc.), any registration rights granted to the investors, and the total number of shares required to permit conversion and exercise of the Series A shares and Warrants. You should also clarify your disclosure in the second paragraph on page 12 to state the how many of the 88,890,439 shares reserved for issuance of previously issued and outstanding securities relate to securities issued in the "private placement" and how many additional shares are required to permit conversion and exercise of the remaining Series A shares and Warrants.

Proposal No. 3, page 13

Purpose, page 14

4.   We note your statements that purpose of both proposals 2 and 3 are to sufficiently increase your authorized capital to permit the conversion of the Series A Preferred Stock and exercise of the Warrants issued in the "private placement," as required by the Securities Purchase Agreement. Revise your disclosure as it relates to both proposals to explain why both actions are necessary to permit the conversion of the Series A Preferred Stock and exercise of the Warrants.

5.   We note your disclosure that the purpose of the reverse stock split is to increase the trading price of your common stock. Please disclose the trading volume and price of your common stock as of a recent date.

Effects of the Reverse Stock Split, page 15

6.   Please revise your table illustrating the effective change in available authorized capital as a result of the reverse stock split over the range of ratios for which you are seeking approval to include a column noting the effective increase in available authorized capital, notwithstanding the fact that the number of shares of authorized capital will remain the same. Since you are also seeking approval for an increase in your number of authorized shares, from 200 million to 400 million shares, please ensure that your table illustrates the effect on the number of authorized shares of common stock available for issuance as a result of a reverse stock split at both your current level of authorized shares and at the level that will be in effect should proposal 2 be approved.

7.   Please disclose, similar to your disclosure on page 12, whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Potential Anti-Takeover Effect of the Reverse Split…, page 17

8.   In light of the increase in available capital as a result of your proposed reverse stock split, please refer to Release No. 34-15230 and discuss in greater detail the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences, similar to the disclosure included on page 12. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

                                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (303) 814-0693
        Bob Ogden
        SAN Holdings, Inc.
        Phone: (303) 660-3933 x321